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                                                                    EXHIBIT 12.1

                                AGCO CORPORATION

    Statement RE: Computation of Ratio of Earnings to Combined Fixed Charges
                        (in millions, except ratio data)

                                                                              Years Ended December 31,
                                                                 ----------------------------------------------------
                                                                  2002       2001       2000        1999        1998
                                                                 ------     ------     ------      ------      ------
FIXED CHARGES COMPUTATION:
Interest expense                                                 $ 63.6     $ 65.5     $ 56.6      $ 69.1      $ 79.7
Interest component of rent expense (a)                              6.3        5.7        5.8         4.8         5.3
Proportionate share of fixed charges of
  50%-owned affiliates                                              1.2        1.5        1.4         2.5         2.8
Amortization of debt cost                                           3.1        5.4        3.7         2.3         1.7
                                                                 ------     ------     ------      ------      ------

     Total fixed charges                                         $ 74.2     $ 78.1     $ 67.5      $ 78.7      $ 89.5
                                                                 ======     ======     ======      ======      ======

EARNINGS COMPUTATION:
Income (loss) before income taxes, equity in net
  earnings of affiliates, extraordinary loss and
  cumulative effect of a change in accounting
  principle plus dividends received from affiliates              $ 36.9     $ 29.4     $ (4.2)     $(19.3)     $ 84.8
Fixed charges                                                      74.2       78.1       67.5        78.7        89.5
                                                                 ------     ------     ------      ------      ------
     Total fixed charges                                         $111.1     $107.5     $ 63.3      $ 59.4      $174.3
                                                                 ======     ======     ======      ======      ======
     Ratio of earnings to combined fixed charges                  1.5:1      1.4:1        (b)         (b)       1.9:1
                                                                 ======     ======     ======      ======      ======
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(a)      The interest factor was calculated to be one-third of rental expenses and is considered to be a representative interest factor.

(b) The dollar amount of the deficiency, based on a one-to-one coverage ratio, was $4.2 million and $19.3 million for the years ended December
         31, 2000 and 1999, respectively.